SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

SPX CORPORATION

(Name of Subject Company (Issuer))

SPX CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior)

(Title of Class of Securities)

784635 AF 1 and 784635 AE 4

(CUSIP Numbers of Class of Securities)

Christopher J. Kearney, Esq.

Vice President and General Counsel

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

(704) 752-4400

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stuart Gelfond, Esq.

Fried, Frank, Harris, Shriver & Jacobson

One New York Plaza

New York, New York 10004

(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $253,826,450	Amount of Filing Fee**: $20,534.56
*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior), as described herein, is $611.63 per $1,000 principal amount at maturity outstanding. As of April 11, 2003, there was approximately $415,000,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $253,826,450.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by SPX Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the Liquid Yield OptionTM Notes due May 9, 2021 (Zero Coupon-Senior) issued by the Company on May 9, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated April 11, 2003 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of May 9, 2001, between the Company and The Chase Manhattan Bank, as Trustee (“Trustee”) (the “Indenture”).

The Option will expire at 5:00 p.m., New York City time, on May 9, 2003. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2). The Securities are convertible into shares of common stock, par value $10 per share, (including preferred stock purchase rights) of the Company. The Company maintains its registered and principal executive offices at 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277. The telephone number there is (704) 752-4400. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10.    Financial Statements.

(a)  The Company believes that its financial condition is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)  Not applicable.

Item 11.    Additional Information.

(a)  Not applicable.

(b)  Not applicable.

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Item 12.    Exhibits.

(a)(1)(A)	Company Notice to Holders of SPX Corporation Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior), dated April 11, 2003.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form W-9.

(a)(5)(A)	Press Release issued by SPX Corporation on April 11, 2003.

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 9, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-68648), as filed with the Securities and Exchange Commission on August 29, 2001.

(d)(2)

Indenture, dated as of February 6, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-56364), as filed with the Securities and Exchange Commission on February 28, 2001.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPX CORPORATION

By:	/s/ PATRICK J. O’LEARY
Name: Title:	Patrick J. O’Leary Vice President Finance, Treasurer and Chief Financial Officer

Dated:  April 11, 2003

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of SPX Corporation Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior), dated April 11, 2003.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form W-9.

(a)(5)(A)	Press Release issued by SPX Corporation on April 11, 2003.

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 9, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-68648), as filed with the Securities and Exchange Commission on August 29, 2001.

(d)(2)

Indenture, dated as of February 6, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-56364), as filed with the Securities and Exchange Commission on February 28, 2001.

(g)	Not applicable.

(h)	Not applicable.

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